Exhibit 12.1
PORTRAIT CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	For the Fiscal Year
	2005	2004	2003	2002	2001
Fixed Charges:
Net interest expense (including amortization of deferred financing costs)	$39,740	$32,459	$30,706	$28,610	$29,683

Fixed charges	$39,740	$32,459	$30,706	$28,610	$29,683

Earnings:
Income (loss) from continuing operations before income taxes	$(34,442)	$(14,971)	$3,470	$(382)	$(18,289)
Fixed charges	$39,740	32,459	30,706	28,610	29,683

Earnings	$5,298	$17,488	$34,176	$28,228	$11,394

Deficiency of earnings to fixed charges	$(34,442)	$(14,971)	$—	$(382)	$(18,289)

Ratio of earnings to fixed charges	—	—	1.1	—	—